SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2007

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.
C.N.P.J No. 42.150.391/0001 -70 - NIRE 29300006939
MINUTES OF THE 529th MEETING OF THE BOARD OF DIRECTORS

HELD ON JUNE 20, 2007

On June 20, 2007, at 2:00 p.m., at the Company’s offices located at Avenida das Nações Unidas, 4.777, in the City of São Paulo, State of São Paulo, CEP 05.477 -000, the five hundred and twentieth-nine (529th) Meeting of the Board of Directors of BRASKEM S.A. was held with the presence of the undersigned Board Members. Messrs. Masatoshi Furuhashi and José Lima de Andrade Neto did not attend the Meeting and were replaced by the respective alternates. Members Luiz Fernando Cirne Lima, Patrick Horbach Fairon and Francisco Teixeira de Sá, as well as their alternates, also did not attend the Meeting, and the first-named Member was represented by Member Newton Sergio de Souza and the second, by Member Edmundo José Correia Aires, according to the representation letters previously sent in accordance with the procedure established in the Company’s Bylaws. Director President José Carlos Grubisich and Directors Carlos Fadigas, Mauricio Ferro, Roberto Prisco Paraíso Ramos, Mr. Nelson Raso and Ms. Marcella Menezes Fagundes were also present. The Chairman of the Board of Directors, Pedro Augusto Ribeiro Novis, presided the meeting and Ms. Marcella Menezes Fagundes acted as secretary. AGENDA: I) Subjects for Deliberation: The following deliberations were unanimously taken: 1) PROPOSALS FOR DELIBERATION (“PD”) – after the due analysis of the terms and related documentation, and the clarification of any possible doubts, the following Proposals for Deliberation were approved, copies of which have been duly filed at the Company’s headquarters: a) PD.CA/BAK-12/2007 – Caustic Soda Supply Agreement between Braskem and Petrobras – the execution of the Agreement was authorized, under the terms and conditions set out in Attachment 1 to the respective PD; b) PD.CA/BAK-13/2007 – Merger of TEGAL – Terminal de Gases Ltda. (Tegal) into the Company – the proposal for merger of Tegal was approved, under the terms and conditions described in the respective PD. Since Tegal is a limited company 100% controlled by Braskem, the proposed transaction shall not entail an increase in the Company’s capital or the issuance of new shares, and therefore, it shall not cause a dilution in the ownership interest held by its shareholders, hereby authorizing the Executive Board to perform all acts required for implementation and perfection of such merger, including the instatement of an Extraordinary General Meeting to resolve on such matter, at a date and time to be defined in due course, upon publication of the respective Call Notice pursuant to law; II) Subjects for Acknowledgment: 1) RESIGNATION OF A MEMBER OF THE BOARD OF DIRECTORS – acknowledgment of the resignation presented by Mr. Masatoshi Furuhashi from the office of full member of the Company’s Board of Directors, pursuant to the letter of resignation dated May 14, 2007, which was received and filed at the Company’s headquarters, as a result of which the instatement of an Extraordinary General Meeting was authorized to deliberate on the election of the alternate for the resigning Member, at a date and time to be defined in due course by the President, upon publication of the respective Call Notice pursuant to law. The Members of the Board of Directors took the opportunity to thank the resigning Member for his dedication and contribution to the Company during his term of office; 2) The respective Directors responsible for the other matters set out in item II made the following presentations: a) Updating to the process of acquisition of the petrochemical business of Ipiranga; b) Updating to the projects in Venezuela; c) Updating to financial transactions; and d) Company’s Results until May 2007. III) Subjects of Interest to the Company: Nothing to be recorded. IV)

Sede-Fábrica: Camaçari/BA - Rua Eteno, 1561, Polo Petroquímico de Camaçari - CEP 42810-000 - Tel.(71) 3632.5102
Escritórios: Rio de Janeiro/RJ - Av. Presidente Vargas, nº 309, 13º andar - CEP 20071-003 - Tel. (21) 2216.1616 - Fax (21) 2223.0476
Salvador/BA - Av. Tancredo Neves, 3343, Centro Empresarial Previnor, s. 301 - CEP 41820-021 - Tel. (71) 3342.3088 - Fax (71) 3342.3698
São Paulo/SP – Av. das Nações Unidas, 4777, Alto de Pinheiros, CEP. 05477-000 – Tel. (11) 3443-9999 – Fax (11) 3023-0420

BRASKEM S.A.
C.N.P.J No. 42.150.391/0001 -70 - NIRE 29300006939
MINUTES OF THE 529th MEETING OF THE BOARD OF DIRECTORS

HELD ON JUNE 20, 2007

Adjournment- No further subjects remaining to be discussed,, these minutes were drafted, which after being read, discussed and found to be in order, are signed by all the Board Members present at the meeting, by the Chairman and the Secretary. São Paulo/SP, June 20, 2007.[Sgd.: Pedro Augusto Ribeiro Novis – Chairman; Marcella Menezes Fagundes – Secretary; Alvaro Fernandes da Cunha Filho – Vice Chairman; Alvaro Pereira Novis; Antonio Britto Filho; José de Freitas Mascarenhas;Edmundo José Correia Aires; Luiz Fernando Cirne Lima (by Newton Sergio de Souza); Newton Sergio de Souza; Patrick Horbach Fairon (by Edmundo José Correia Aires) and Yukihiro Funamoto].

Conforms to the original recorded in the minute

Marcella Menezes Fagundes
Secretary

Sede-Fábrica: Camaçari/BA - Rua Eteno, 1561, Polo Petroquímico de Camaçari - CEP 42810-000 - Tel.(71) 3632.5102
Escritórios: Rio de Janeiro/RJ - Av. Presidente Vargas, nº 309, 13º andar - CEP 20071-003 - Tel. (21) 2216.1616 - Fax (21) 2223.0476
Salvador/BA - Av. Tancredo Neves, 3343, Centro Empresarial Previnor, s. 301 - CEP 41820-021 - Tel. (71) 3342.3088 - Fax (71) 3342.3698
São Paulo/SP – Av. das Nações Unidas, 4777, Alto de Pinheiros, CEP. 05477-000 – Tel. (11) 3443-9999 – Fax (11) 3023-0420

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 21, 2007

BRASKEM S.A.

By:	/s/ Carlos José Fadigas de Souza Filho

	Name:	Carlos José Fadigas de Souza Filho
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.